SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 6 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001, Amendment No. 2 filed on August 16, 2001, Amendment No. 3 filed on August 20, 2001, Amendment No. 4 filed on August 21, 2001 and Amendment No. 5 filed on August 30, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.45 per Common Share and $0.045 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

     "On September 4, 2001, Parent issued a press release announcing a subsequent offering period of 5 business days for the Offer, which will commence at 9:00a.m., New York City time, on Tuesday, September 4, 2001 and will expire at 5:00 p.m., New York City time, on Monday, September 10, 2001. The full text of Parent's press release is attached hereto as Exhibit (a)(1)(N) and is incorporated herein by reference."

ITEM 11 Additional Information.

     Item 11 of the Schedule TO is amended and supplemented to include the following information:

     "The Offer expired at midnight, New York City time, on August 31, 2001. Following the expiration of the Offer, Purchaser accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer. Purchaser was informed by the Depositary that shares representing approximately 71% of the combined voting power of the Company were validly tendered and not withdrawn as of the expiration of the Offer, which includes 15,711,790 Common Shares and 20,809,485 Class A Shares, of which 2,413,273 and 5,120,353, respectively, were tendered by Notices of Guaranteed Delivery."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     "(a)(1)(N) Press Release issued by Parent on September 4, 2001."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                GLOBALNET ACQUISITIONS INC.


                                                By:       /s/ Joel D. Plasco
                                                    ------------------------
                                                Name:     Joel D. Plasco
                                                Title:    President




                                                 NEWMEDIA SPARK PLC


                                                By:       /s/ Joel D. Plasco
                                                    ------------------------
                                                Name:     Joel D. Plasco
                                                Title:    Director



Dated: September 4, 2001

4 September 2001

NewMedia SPARK plc Announces Completion of Tender Offer for GlobalNet Financial.com and Commencement of a Subsequent Offering Period

NewMedia SPARK plc (LSE: NMS) ("SPARK") today announced that it has accepted for payment all shares of common stock and class A common stock of GlobalNet Financial.com, Inc. (Nasdaq: GLBN; LSE: GLFA) ("GlobalNet") validly tendered and not withdrawn by midnight New York City time on Friday 31 August, 2001. According to information provided to SPARK by The Bank of New York, who is acting as depository for the offer, preliminary results of the offer indicate that shares representing approximately 71% of the combined voting power of GlobalNet were validly tendered and not withdrawn. Specifically, 13,298,517 shares of GlobalNet common stock and 15,689,132 shares of GlobalNet class A common stock have been tendered and Notices of Guaranteed Delivery have been submitted for another 2,413,273 and 5,120,353 shares of common stock and class A common stock, respectively.

SPARK further announced that it will provide a subsequent offering period of 5 business days for all the outstanding shares of common stock and class A common stock of GlobalNet. The subsequent offering period begins Tuesday, 4 September, 2001 at 9:00 a.m. New York time and expires at 5:00 p.m. New York time, on Monday, 10 September, 2001. The offer initially expired at midnight New York time, on 31 August, 2001.

Joel Plasco, a Director of SPARK said "We are delighted that an overwhelming majority of the GlobalNet shareholders have accepted our tender offer. We now look forward to building value for our shareholders through the portfolio of assets acquired."

Following successful completion of the tender offer, NewMedia SPARK intends for GlobalNet to become a wholly owned subsidiary. The terms of the offer and other relevant information are available through public filings made by GlobalNet Acquisitions Inc. (a wholly owned subsidiary of NewMedia SPARK) and GlobalNet at http://www.sec.gov.

The information agent for the tender offer is MacKenzie Partners, Inc. For additional information please contact MacKenzie Partners, Inc. at (800) 322-2885 (calling from inside the United States) or 00 800 3222 8851 (calling from outside the United States).

The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement filed with the SEC contain important information, which should be read carefully before any decision is made with respect to the offer. Uproar stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by GlobalNet Acquisitions Inc. and GlobalNet with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by GlobalNet stockholders without cost to them from MacKenzie Partners, Inc.

Contacts:

Joel Plasco - NewMedia SPARK plc +44 (0)20 7851 7777